ANTHONY L.G., PLLC

laura aNTHONy, esq	www.ANTHONYPLLC.com
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:
MICHAEL R. GEROE, ESQ, CIPP/US****	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
PHILIP MAGRI, ESQ.******
STUART REED, ESQ
MARC S. WOOLF, ESQ

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

June 24, 2020

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 017, LLC Offering Circular on Form 1-A Filed June 4, 2020 File No. 024-11234

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 017, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on June 4, 2020 (“Form 1-A”). Amendment No. 1 is marked with < R > tags to show changes made from the original filing of the Form 1-A filed on June 4, 2020. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Scott Lynn dated June 22, 2020. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

Offering Circular on Form 1-A filed June 4, 2020

General

Comment 1: We note your disclosure on page 21 that “there is no active public market for [y]our Class A shares” and that [you] may seek to make the Class A shares eligible for trading on a trading platform or bulletin board approved by [you] or to facilitate brokerage transactions.” Please update your disclosure throughout your filing to further discuss an operational trading platforms or bulletin boards where your shares are currently trading, if applicable. In this regard, please also tell us whether the “Secondary Market” tab on your website is functional and whether investors may buy and sell securities in Masterworks’ qualified offerings on a bulletin board.

Response: Masterworks has activated a functional Beta version of the bulletin board referred to as the “Secondary Market” which is available for buying and selling secondary shares of certain issuers that completed Regulation A (Tier II) offerings more than three months prior to such activation, including Masterworks 001, LLC, Masterworks 003, LLC, Masterworks 004, LLC and Masterworks 005, LLC. The shareholders of such entities were directly notified of the availability of the Secondary Market by electronic mail and each of such issuers filed a Form 1-U on June 18, 2020, indicating the availability of the Secondary Market for secondary sales of such issuer’s Class A shares.

The Secondary Market enables a holder of Class A shares to post an offer to sell those shares that is visible to other users of the Masterworks Secondary Market and provides a mechanism for potential buyers and sellers to communicate, negotiate and transact directly with one another. The Secondary Market does not match buy and sell orders or offers and does not enable the posting of “firm quotes”.

The company does not anticipate that its Class A shares will be available for secondary transactions through the Secondary Market until at least three months following the final closing of the Offering. If and when the Class A shares are available for secondary transactions on the Secondary Market, Masterworks will notify shareholders directly by email and the Company will file a Form 1-U.

For so long as the Company exists and its shares are available for posting on the Secondary Market, the Company will continue to file reports under Rule 257 of Regulation A. Masterworks will maintain records of all offers entered into the Secondary Market and transactions executed through the Secondary Market and will make those records available to the SEC upon reasonable request. Masterworks and its affiliates do not and will not: (i) charge or collect any fees or otherwise receive any compensation in connection with the operation or use of the Secondary Market; (ii) hold investor funds; (iii) use the Secondary Market, directly or indirectly, to offer or buy or sell Class A shares, except in compliance with applicable securities laws, including any applicable registration requirements (absent an available exemption therefrom); (iv) be involved in any purchase or sale negotiations arising from the Secondary Market; (v) provide information regarding the advisability of buying or selling Class A shares; or (vi) receive, transfer, or hold funds or securities as an incident of operating the Secondary Market, though transfers will be recorded by the Company, which acts as registrar. In addition, Masterworks will not characterize itself or the Secondary Market as being a “broker,” a “dealer,” or an “exchange.”

The Company has revised the disclosures in Amendment No 1. cited by the Staff and throughout the Offering Statement with respect to the Secondary Market. Masterworks intends to make similar conforming changes to future filings by other Masterworks issuers.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:

Scott Stringer/U.S. Securities and Exchange Commission

Jim Allegretto/U.S. Securities and Exchange Commission

Jennifer Lopez/U.S. Securities and Exchange Commission

Lilyanna Peyser/U.S. Securities and Exchange Commission

Craig D. Linder, Esq./Anthony L.G., PLLC

Joshua B. Goldstein/Masterworks 017, LLC

625 N. FLAGLER DRIVE, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832